IAMGOLD ANNOUNCES BOARD CHAIR RETIREMENT

Toronto, Ontario, January 31, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces that consistent with his longstanding plans, Don Charter, Chair of the Board of Directors, retired from the Company's Board of Directors on January 29, 2022.

Kevin O'Kane has been elected Interim Chair of the Board of Directors. "On behalf of my fellow directors, we thank Don for his service, hard work and dedication to the Company," said Kevin O'Kane. "The Board thanks Don for his many contributions, including leading the update of the Board's renewal guidelines in 2020 and in effecting its renewal program. This retirement, together with our previous Board and Board committee changes, are in accordance with our 2020 Board guidelines regarding tenure and Board composition, and the renewal process is ongoing. The Board of IAMGOLD now has a majority of directors who have joined as part of the renewal program while maintaining appropriate continuity and stability.

"The Board remains fully committed to the ongoing review of its portfolio of assets as part of a focused strategy that will prioritize return on investment and cash flow generation, balanced with the capital allocation requirements to ensure the delivery of Côté - a tier-1, generational asset in Canada that is expected to come online next year."

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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